Exhibit 99.2
Schedule II Valuation and Qualifying Accounts

		Additions
	Balance at
	Beginning of	Charged to Costs	Allowance Recorded	Charged to Other		Balance at End of
	Year	and Expenses	Through Acquisition	Accounts	Deductions	Year
				(in thousands)
Year Ended December 31, 2008
Allowance for doubtful accounts	$38	$71	$—	$—	$(20)	$89
Year Ended December 31, 2009
Allowance for doubtful accounts	89	164	—	—	(179)	74
Year Ended December 31, 2010
Allowance for doubtful accounts	74	201	—	—	(51)	224